CREATD, INC.

419 Lafayette Street, 6th Floor

New York, NY 10003

July 13, 2022

Ryan Lichtenfels

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Creatd, Inc. Request for Withdrawal on Form AW of Amendment to Registration Statement on Form S-3
Filed July 13, 2022
File No. 333-264908

Dear Mr. Lichtenfels:

Creatd, Inc. (the “Company,”) hereby requests the amendment to the Company’s Registration Statement on Form S-3 (File No. 333-264908) filed with the Securities and Exchange Commission on July 13, 2022 (accession number 0001213900-22-039077) (together with all exhibits thereto, the “Amendment”) be withdrawn. The Amendment was erroneously submitted under the incorrect File Number. Such amendment should have been filed under File No. 333-265251 and a filing of such amendment will be made on Form S-1/A under such correct File Number.

Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Company hereby requests that the Amendment be withdrawn, effective as of the date hereof or the earliest practicable date.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Laurie Weisberg

Chief Executive Officer

Creatd, Inc.

419 Lafayette Street, 6th Floor

New York, NY 10003